MEMORANDUM


       TO:       Keith O'Connell                   CC:       Amy Duling
                                                             Peter Moran
                                                             Francis McAleer
                                                             John Canning
                                                             Brian Ferko
                                                             Michael P. Malloy

     FROM:       Joshua Deringer


     DATE:       September 6, 2007


       RE: Response to SEC Staff Comments on the BHR Institutional Funds' Post-Effective Amendment No. 10 to its Registration
                 Statement on Form N-1A (Registration No. 333-135371; 811-21913)
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         This memorandum summarizes the comments received from you on the above-referenced filing and the Registrant's responses.

         Prospectus

         Text:  Principal Investment Strategy

         1. Comment: The Prospectus states that the sub-adviser's "equity model identifies stocks for purchase using a combination of fundamental value and price momentum criteria." Please add a sentence to the Prospectus explaining what is meant by "price momentum criteria."

         Response: The following sentence will be added to the Prospectus:
"Price momentum is calculated as the percentage change in the price of a stock between two dates."

         Text:  Performance of Comparable Accounts

         2. Comment: Please add since inception performance.

         Response:  Responsive disclosure will be added.

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         3. Comment: Please describe the calculation methodology.

         Response: The following sentence will be added to the Prospectus: "The returns of the composite were not calculated using SEC standard methodology. Instead the returns were calculated generally in accordance with Global Investment Performance Standards ("GIPS"), although the Sub-Adviser is not a GIPS-compliant firm."

Text:  How to Exchange Your Shares

         4. Comment: The Prospectus states that "[a]s of the date of this prospectus, no other BHR Fund offers Class II Shares." Due to the effectiveness of recent filings, this statement is no longer factually accurate.

         Response:  The sentence will be deleted.

Part C

         5. Comment: Please confirm that amended schedules to the investment management agreement and expense limitation will be filed as exhibits to the registration statement.

         Response:  The registrant confirms that these documents will be filed.



         If you have any questions or comments concerning this memorandum, please contact me at (215) 988-2959.